新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LTD.

Your Ref: 82-1755
Our Ref: CSL/EL/WT/MKK/S20
In reply ☞ Please quote our reference number on the letter and envelope.

05011284

15 September 2005

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

BY COURIER

Dear Sirs

Sponsored ADR Program

We enclose a copy of the published press announcement in respect of our Final Dividend for the year ended 30 June 2005 in pursuance to Rule 12g 3-2(b) of the Securities Exchange Act of 1934, bringing your file on our company up to date.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

PROCESSED
SEP 19 2005
THOMSON
FINANCIAL

Ernest Lai
Company Secretary

Enc

香港港灣道三十號新鴻基中心四十五樓
電話：二八二七 八一一一 圖文傳真：二八二七 二八六二
網頁：http://www.shkp.com 電子郵件：shkp@shkp.com
45/F., SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG.
TEL: 2827 8111 FAX: 2827 2862
WEBSITE: http://www.shkp.com E-MAIL: shkp@shkp.com

IA179/3000/P/3-04/CM

Sun Hung Kai Properties Limited

2004/05 Annual Results

CHAIRMAN'S STATEMENT

I am pleased to present my report to the shareholders.

RESULTS

The Group's profit after taxation and minority interests for the year ended 30 June 2005 was HK$10,371 million, an increase of 50 per cent compared with last year's profit of HK$6,923 million. Earnings per share for the year were HK$4.32, an increase of 50 per cent from last year's HK$2.88 per share.

The Group has not undertaken the early adoption of the new accounting standard for investment property for the year under review. A surplus arising from the revaluation of the Group's investment property portfolio as at 30 June 2005 is reflected in the property revaluation reserve in the balance sheet. The Group will adopt the new accounting standard for investment property in the 2005/06 financial year as required. If the new standard had been applied in the 2004/05 financial year, the Group's profit attributable to shareholders would have been increased by approximately HK$7,600 million, representing the revaluation surplus in its investment property portfolio net of deferred taxation.

DIVIDEND

The directors have recommended the payment of a final dividend of HK$1.50 per share for the year ended 30 June 2005. Together with the interim dividend of HK$0.70 per share, the dividend for the full year will be HK$2.20 per share, up 33 per cent from last year's HK$1.65.

BUSINESS REVIEW

Property Sales

Property sales turnover for the year as recorded in the accounts was HK$10,274 million, as compared with last year's sales of HK$10,004 million. The Group sold and pre-sold an attributable HK$21,166 million worth of properties in Hong Kong during the year, a 36 per cent increase from last year. Major projects sold during the year included The Arch at Kowloon Station, Chelsea Court in Tsuen Wan and Noble Hill in Sheung Shui.

The Group completed five residential projects consisting of 3.2 million square feet of attributable floor area during the year. Approximately 80 per cent of the total residential floor area has been sold. Details are shown below.

Project	**Location**	**Group's Interest** (%)	**Attributable Gross Floor Area** (square feet)
Chelsea Court	100 Yeung Uk Road Tsuen Wan	100	1,113,000
Park Island Phase 3	8 Pak Lai Road, Ma Wan	Joint venture	1,017,000
The Pacifica*	9 Sham Shing Road Cheung Sha Wan	50	718,000
18 Farm Road*	18 Farm Road, Kowloon	100	268,000
Central Heights*	9 Tong Tak Street Tseung Kwan O	25	80,000
Total			**3,196,000**

** Contains a small portion of retail space.*

During the year, the Group also completed the APM shopping mall and office space in Millennium City Phase 5, with a total gross floor area of 1.28 million square feet. The Four Seasons Hotel and Four Seasons Place at IFC had soft openings in early September 2005.

Land Bank in Hong Kong

Seven residential sites were added to the Group's land bank during the year, through agricultural land conversions, government auctions, public tenders and private negotiations. The total developable gross floor area is about 2.5 million square feet as follows:

Location	**Usage**	**Group's Interest** (%)	**Attributable Site Area** (square feet)	**Attributable Gross Floor Area** (square feet)
New Kowloon Inland Lot 6308, San Po Kong	Residential / Shopping Centre	100	137,000	1,230,000
Tuen Mun Town Lot 465	Residential	100	478,000	621,000
Lot 4038 in DD 120 Yuen Long	Residential	100	62,000	308,000
Shun Ning Road / Po On Road, Sham Shui Po	Residential / Shopping Centre	Joint venture	15,000	134,000
9 Shouson Hill Road Island South	Residential	100	121,000	91,000
Pak Sha Tsuen Yuen Long	Residential	100	162,500	49,000
Lam Tei, Tuen Mun	Residential	100	13,000	27,000
Total			**988,500**	**2,460,000**

The Group held an attributable gross floor area of 41.9 million square feet in its Hong Kong land bank on 30 June 2005, comprising 22 million square feet of completed investment properties and 19.9 million square feet of properties under development.

The Group also holds more than 21 million square feet of agricultural land in terms of site area. The majority of these sites are in the process of land use conversion and are along existing or planned railways in the New Territories. The Group will continue to replenish its residential development land bank through various means when appropriate opportunities arise, with an emphasis on land use conversion.

Property Development

The residential market remained resilient in the past few months despite higher mortgage interest rates. The volume of transactions in the secondary market stayed at reasonable levels and prices also held up relatively well. Homebuyers remained confident.

Fewer new projects went on the market for pre-sale during the year. The fact that buyers demand high-quality new private housing from a reliable developer works to the Group's benefit, as it is one of the leading brand names in the Hong Kong residential market. The Group is strengthening its brand name to solidify its market advantage.

The Group has been adding value to its projects for many years, with better architecture, layouts, finishes and clubhouse facilities, while also offering premium customer care with total lifestyle concepts and full after-sales service. In addition, the Group offers a wide range of flat sizes within its developments to suit different customers' needs.

The Group plans to complete 2.5 million square feet of residential gross floor area for the 2005/06 financial year.

Property Investment

The Group's gross rental income, including its share from joint-venture investment properties, rose by 3.4 per cent over last year to HK$5,649 million. Net rental income was HK$4,063 million compared with HK$3,998 million for the previous year. Occupancy of the Group's rental portfolio remains high at 96 per cent.

Retail rental income increased during the year as a result of rent increases in both renewals and new leases, as well as greater contributions from turnover-based rents. The Group creates value through renovations and realigning tenant mixes to make its malls more attractive. Renovations to New Town Plaza phase one should be finished by mid 2006. The Group will carry on staging promotions and marketing campaigns to attract more shoppers and to boost tenants' business.

Higher demand for quality office space pushed vacancy rates to low levels, and positive rent reversions emerged in early 2005. Office demand from existing and new tenants remains strong.

The Group's Signature Homes residential rental portfolio again recorded good performance during the year. Leasing of Four Seasons Place, which has over 500 serviced suites, has been encouraging and tenants started taking up occupancy in September this year.

The new APM shopping mall in Millennium City in Kowloon East offers a novel shopping experience and the latest lifestyle trends. The 600,000-square-foot mall was the first in Hong Kong to pioneer the concept of late-night shopping, and was an instant hit when it opened in March this year. APM is fully leased and expected to generate gross rental income of about HK$240 million annually. IFC mall has become the new shopping hub in Central with its diverse mix of brand-name retailers, dining and leisure. It is also fully let and there is a waiting list of potential tenants. The popularity of both IFC mall and APM make them important new additions to the Group's successful network of shopping centres.

Two IFC is the most prominent office building in Hong Kong, with multinational corporations and major financial institutions as occupants. The 700,000 square feet of office space in Millennium City Phase 5 was originally intended as a rental property, but then a major local bank made an unsolicited offer to buy a portion of the building and became an anchor occupant. The remaining office space is fully let, and the Group intends to hold this as a long-term investment.

Construction of Millennium City Phase 6 is underway. This will contain about 400,000 square feet of superior-quality offices with state-of-the-art facilities upon completion in mid 2007, and it will also be held as a long-term investment. When Phase 6 is finished, the Group will own approximately 1.8 million attributable square feet of investment office space in the entire Millennium City project.

Kowloon Station Development Packages 5, 6 & 7 are adjacent to what is destined to be Hong Kong's new commercial, tourist and cultural hub. The entire project will be held as a long-term investment except for one million square feet of luxury residences for sale, and of these, 742,000 square feet are scheduled for completion in the first half of 2007. A mega tower in the project will offer office tenants the very latest in ultra-modern facilities, and six-star hotel amenities in the upper floors. Soft marketing will commence shortly. Completion of the mega tower is expected in phases from 2008, and when finished it will cement the Group's status as one of the largest high-quality office landlords in Hong Kong, with a portfolio of over ten million square feet.

Hotels

The number of visitors to Hong Kong rose at a satisfactory pace during the year, particularly arrivals from overseas markets. Mainland tourists accounted for more than half of all arrivals, and their numbers are expected to increase over time. The new Disneyland and major events such as the sixth WTO Ministerial Conference will draw additional visitors. Other new attractions such as the Tung Chung cable car will reinforce Hong Kong's position as a major tourist destination in Asia.

The Group's hotels fared well during the year, seeing high occupancy and increased room rates. The deluxe, six-star Four Seasons Hotel at IFC offers guests the finest hospitality, dining and leisure. This is the first Four Seasons Hotel in Hong Kong, and response to its soft opening in early September was encouraging. The Kowloon Station Development now under construction will have two more first-class hotels; one to be managed by Ritz-Carlton and the other by W Hotel. All the Group's hotels are expected to benefit from the arrival of more business and leisure travellers in the years to come.

Telecommunications and Information Technology

SmarTone

SmarTone outperformed the market despite a competitive environment, with improved ARPU, higher service revenue and a better customer profile. The costs associated with introducing 3G service nonetheless put pressure on profitability.

SmarTone expects to build on 3G as the foundation for future business growth. The company will focus on exploiting 3G to improve its superior customer propositions further and create long-term value for shareholders by increasing revenue share and achieving greater scale. SmarTone will focus on enhancing efficiency, though there will be additional costs associated with providing 3G service. The Group is confident about SmarTone's prospects, given its sound management team, strategy and financial strength, and will continue to hold SmarTone as a long-term investment.

SUNeVision

SUNeVision continued to grow during the year and achieved its second year of profit, amounting to HK$154 million. iAdvantage will keep strengthening its leading position as a provider of superior facilities and value-added service to its local and multinational customers, aiming to achieve higher occupancy. SUNeVision's financial position stayed strong with about HK$1,500 million in cash and interest-bearing securities. The Group is confident in the company's financial and earning strength, given the improving prospects for its core operations.

Transportation and Infrastructure

Kowloon Motor Bus

Business remained challenging for Kowloon Motor Bus (KMB), in the face of rising fuel costs and fare concessions. Management took initiatives to increase productivity further without compromising service quality. KMB plans to pre-sell its Manhattan Hill residential development at Lai Chi Kok in the first half of 2006. Its investments in transport-related businesses on the mainland have shown satisfactory results. KMB will continue looking for opportunities in the transportation business on the mainland, given the positive long-term outlook. An improved economic climate resulted in KMB's RoadShow subsidiary recording satisfactory media sales.

Infrastructure
The Group enlarged its long-term holding in Asia Container Terminals to 57 per cent during the year by exercising a pre-emptive right. It then received an unsolicited and attractive offer, and eventually sold its entire interest in December 2004. The proceeds will be reinvested when a suitable opportunity arises.

The Wilson Group performed well during the year, while both the River Trade Terminal and Airport Freight Forwarding Centre had satisfactory operations. Traffic flow on the Route 3 (Country Park Section) remained steady.

The Group's infrastructure projects are all in Hong Kong and are expected to produce steady cash flows over time. The Group intends to hold the projects as long-term investments, given the healthy cash flows and potential returns.

Mainland Business

Mainland investments performed well for the Group during the year. In June this year the Group acquired a premium site in a prime location by Huangpu River in Shanghai's Pudong district with a panoramic view of the Bund. The site can accommodate 1.7 million square feet of gross floor area and will be a landmark waterfront residential development with first-class international luxury. Construction of the Group's integrated commercial development in the Lujiazui financial trade zone is expected to start early next year, and the entire project should be completed by 2011. This will be an integrated office, retail and hotel development of a concept and scale comparable to IFC in Hong Kong.

Shanghai Central Plaza maintained its impressive performance with almost full occupancy and higher rents for both retail and office space during the year under review. The Sun Dong An Plaza office tower in Beijing was 95 per cent let, and the Group plans to renovate the retail space as an up-market mall for tourists and young consumers. Renovations should be finished in 2007, in time for the 2008 Beijing Olympics. The shareholding in Sun Dong An Plaza recently underwent a restructuring that gave the Group full control of its management and all the revenue from the office and retail space, except for 16,000 square metres operated by the mainland partner.

Corporate Finance

The Group maintained a strong financial position, largely due to recurring cash flows from operations. As at 30 June 2005, its net debt to shareholders' funds ratio was 11 per cent.

The Group is financially well positioned for expansion, given its low gearing and the availability of substantial committed, undrawn facilities. The trend in corporate borrowing is towards narrower spreads, and in February 2005 the Group arranged a five-year HK$12,600 million, fully-revolving syndicated facility at very attractive terms. This will lower the Group's overall cost of funding. It will keep looking for new sources of funding and lengthen its debt maturity profile when appropriate opportunities arise. Almost all of the Group's financing is denominated in Hong Kong dollars, so it has negligible exposure to foreign exchange risk. The Group has not taken any speculative positions in derivatives.

The Group manages its finances prudently and focuses on maintaining low gearing and high liquidity. Moody's upgraded the Group's credit rating from A2 to A1, the same as Hong Kong's sovereign rating. The Group's financial strength will continue to be sustained by healthy returns from property sales and recurrent rental income.

Corporate Governance

A reputation for high standards of corporate governance is one of the keys to the Group's success. It recently appointed two more non-executive directors, one of whom is independent, to strengthen the Board's composition further. In addition to the Audit Committee that has been in place for many years, Remuneration and Nomination Committees were established during the year under review. The Group also has effective internal controls in place to safeguard shareholders' interests and its assets, and it puts great emphasis on the transparent and timely disclosure of relevant information to shareholders and investors.

The Group's effective management and good corporate governance are recognized by the investment community. *Euromoney* magazine named the Group number one among Best Property Developers in both Asia and Hong Kong in 2005. The Group was also voted Asia's Best Property Company by *FinanceAsia* magazine for the third consecutive year, and was ranked number one in Hong Kong for Corporate Governance by *The Asset* magazine.

Customer Service and Human Resources

First-class service has always been a priority on the Group's agenda, and it constantly looks for fresh ideas to satisfy customers. The Group's two property management subsidiaries strive to offer residents high-quality living environments with comprehensive service and the finest leisure facilities, and they consistently win many awards for their efforts.

The SHKP Club offers the Group a two-way communication channel with the market. The Club currently has over 210,000 members, and it celebrated two important new milestones in its evolution during the year; the introduction of a new Star membership category with added privileges for owners and residents of the Group's residential developments and the new SHKP Club VISA card offering a wide range of shopping benefits and other services.

Facilitating staff development and personal growth have long been among the Group's management objectives. The Group continues to implement a wide range of initiatives to ensure that it attracts and retains the best people.

Corporate Citizenship

The Group's commitment to the community is best described by its dedication to 'Building Homes With Heart'. This means more than creating the finest residential developments for customers, but extends to making Hong Kong a better place to live for everyone.

The Group is committed to promoting culture and education, including the encouragement of personal development and the broadening of people's horizons. It established the SHKP

Book Club during the year under review, and staged a series of activities to foster a culture of reading in Hong Kong.

The Group also maintained its support for a wide range of charities and programmes to help the less fortunate. The SHKP Volunteer Team expanded the scope of its activities during the year and branched out into new fields of community service. The Group promotes green living by incorporating eco-friendly features and construction materials in its developments, and these efforts have been highly praised by a variety of organizations.

PROSPECTS

The global economy should continue to grow and the US economy is expected to remain relatively robust, notwithstanding surges in oil prices and increases in US interest rates. The mainland economy is expected to keep growing at a steady pace despite tightening measures being adopted for certain sectors.

The recent reform in the RMB exchange rate regime should attract more capital to the mainland and Hong Kong. Abundant liquidity, improved consumer confidence and continuous growth in tourism and trade signal a positive outlook for Hong Kong's economy.

The residential market is expected to remain promising. Income growth, low mortgage interest rates, affordable housing prices and a rise in marriages should continue to bolster the demand for residential property. A decline in the supply of new units in the next few years is likely to support the rising trend in housing prices that started in the middle of 2003.

As always, the Group takes advantage of market conditions to replenish its development land bank by various means, particularly converting agricultural land to residential use. The Group has sufficient paid-up land for development over the next five years. The average completion rate for new residential projects over the next three years is expected to be about 2.7 million square feet annually. Steadily rising property prices should boost the Group's development profit margins, while its established brand name, high-quality products and premium customer service further enhance returns.

The rental portfolio is expected to do well in the coming year, driven by higher rents for new leases and renewals, the addition of a full-year contribution from APM and new income from Four Seasons Place.

Tight new supply and more business opportunities in Hong Kong will keep pushing office rents higher. The Group plans to add another 6.3 million square feet to its Hong Kong investment property portfolio over the next four years, including 4.2 million square feet of office space in prime locations. These new projects will increase the Group's share of the high-end rental market over time. The Group will also selectively replace non-core investment properties with new landmark projects, to enhance asset quality and returns further.

New residential projects set for pre-sale in the next nine months include Harbour Green at Olympic Station in Kowloon West, Severn 8 on the Peak, Park Island Phase 5 on Ma Wan and Manhattan Hill in Lai Chi Kok. Proceeds from these projects and substantial rental income will keep the Group's financial position strong.

Looking ahead, the Group will continue to focus on property development in Hong Kong, building residential properties for sale and shopping malls and offices for rent. It will also apply its core competence to expand into property development in mainland China.

Given enhanced margins and good prospects for both the sales and leasing markets, and barring unforeseen circumstances, the Group's results for the coming financial year are expected to be encouraging.

APPRECIATION

Dr. Eric Li Ka-cheung was appointed a non-executive director and member of the Group's Audit Committee in May this year. His wealth of experience in finance and accounting, as well as in civic affairs, will help the Group's business.

Professor Richard Wong Yue-chim was appointed an independent non-executive director, chairman of the Nomination Committee and member of the Remuneration Committee in May 2005. His extensive knowledge and experience in economics and policy development will contribute to the Group's business.

Finally, I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to thank all our staff for their dedication and hard work.

Walter Kwok Ping-sheung
Chairman & Chief Executive

Hong Kong, 15 September 2005

SUN HUNG KAI PROPERTIES LIMITED
ANNOUNCEMENT

The Board of Directors of Sun Hung Kai Properties Limited announces the following audited consolidated figures for the Group for the year ended 30 June 2005 with comparative figures for 2004:-

Consolidated Profit and Loss Account
For the year ended 30 June 2005
(Expressed in million of Hong Kong dollars)

	Notes	2005	2004
Turnover	2(a)	**22,945**	21,764
Cost of sales and operating expenses		**(12,733)**	(12,976)
Gross profit		**10,212**	8,788
Other revenue		**618**	633
Selling and marketing expenses		**(989)**	(829)
Administrative expenses		**(1,016)**	(1,007)
Profit from operations	2(a)	**8,825**	7,585
Finance costs		**(328)**	(213)
Finance income		**83**	41
Net finance costs	3	**(245)**	(172)
Profit on disposal of long-term investments less impairment	4	**1,858**	100
Share of profits less losses of associates		**410**	438
Share of profits less losses of jointly controlled entities		**1,613**	534
	2(b)	**2,023**	972
Profit before taxation	2(c) & 5	**12,461**	8,485
Taxation	6	**(1,861)**	(1,285)
Profit after taxation		**10,600**	7,200
Minority interests		**(229)**	(277)
Profit attributable to shareholders		**10,371**	6,923
Dividends			
Interim dividend paid at $0.70 (2004: $0.60) per share		**1,680**	1,441
Final dividend proposed at $1.50 (2004: $1.05) per share		**3,602**	2,521
		5,282	3,962
		HK$	HK$
Earnings per share	7		
Basic		**$4.32**	$2.88
Diluted		**$4.32**	$2.88

Consolidated Balance Sheet
As at 30 June 2005
(Expressed in million of Hong Kong dollars)

	2005	2004
Non-current assets		
Fixed assets	**112,544**	98,839
Associates	**2,297**	2,581
Jointly controlled entities	**18,776**	18,472
Long-term investments	**5,971**	6,617
Loans receivable	**1,578**	1,545
Land pending development	**17,025**	10,415
	158,191	138,469
Current assets		
Stocks	**20,252**	20,153
Trade and other receivables	**4,556**	4,681
Short-term investments	**2,428**	1,318
Bank balances and deposits	**6,519**	7,207
	33,755	33,359
Current liabilities		
Bank and other borrowings	**(1,605)**	(1,078)
Trade and other payables	**(9,672)**	(8,559)
Deposits received on sale of properties	**(725)**	(777)
Taxation	**(3,114)**	(2,971)
	(15,116)	(13,385)
Net current assets	**18,639**	19,974
Total assets less current liabilities	**176,830**	158,443
Non-current liabilities		
Bank and other borrowings	**(21,461)**	(18,870)
Deferred taxation	**(1,604)**	(1,393)
	(23,065)	(20,263)
Minority interests	**(3,613)**	(2,941)
NET ASSETS	**150,152**	135,239
CAPITAL AND RESERVES		
Share capital	**1,201**	1,201
Share premium and reserves	**145,349**	131,517
Proposed final dividend	**3,602**	2,521
SHAREHOLDERS' FUNDS	**150,152**	135,239

Notes to Consolidated Profit and Loss Account

(Expressed in million of Hong Kong dollars)

1. Basis of preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong which include Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the requirements of the Hong Kong Companies Ordinance. The financial statements are prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities.

Following the adoption of HKFRS 3 "Business Combination", goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities on or after 1 January 2005 is recognized as an asset in the balance sheet and reviewed for impairment annually. Any impairment arising on goodwill is recognized in the profit and loss account. Any excess of the Group's interest in fair value of net assets over the cost of acquisition ("discount on acquisition") is recognized immediately in the profit and loss account. The Group shall apply this HKFRS prospectively with effect from 1 July 2005 to goodwill arising before 1 January 2005.

2. Segment results

(a) The Company and its subsidiaries

The Group's turnover and contribution to profit from operations before finance costs by business segments are analysed as follows:

	Turnover		Profit from Operations before Finance Costs	
	2005	2004	**2005**	2004
Property				
Property sales	**10,274**	10,004	**3,626**	2,401
Rental income	**5,056**	4,978	**3,740**	3,729
	15,330	14,982	**7,366**	6,130
Hotel operation	**679**	597	**264**	227
Telecommunications	**3,619**	3,367	**324**	492
Other businesses	**3,317**	2,818	**779**	595
	22,945	21,764	**8,733**	7,444
Other revenue			**618**	633
Unallocated administrative expenses			**(526)**	(492)
Profit from operations			**8,825**	7,585

Less than ten per cent of the operations of the Group in terms of turnover and operating results were carried on outside Hong Kong.

(b) Associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments is analysed as follows:

	Share of Profits less Losses before Taxation	
	2005	2004
Property		
Property sales	**1,390**	354
Rental income	**323**	269
	1,713	623
Other businesses	**457**	518
Profit from operations	**2,170**	1,141
Finance costs	**(147)**	(169)
Profit before taxation	**2,023**	972

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable Profit	
	2005	2004
Property		
Property sales	**5,016**	2,755
Rental income	**4,063**	3,998
	9,079	6,753
Hotel operation	**264**	227
Telecommunications	**324**	492
Other businesses	**1,236**	1,113
Other revenue	**618**	633
Unallocated administrative expenses	**(526)**	(492)
Net finance costs – Group	**(245)**	(172)
– Associates and jointly controlled entities	**(147)**	(169)
Profit on disposal of long-term investments less impairment	**1,858**	100
Profit before taxation	**12,461**	8,485
Taxation	**(1,861)**	(1,285)
Minority interests	**(229)**	(277)
Profit attributable to shareholders	**10,371**	6,923

3. Net finance costs

	2005	2004
Interest expenses	**451**	299
Less : Portion capitalized	**(123)**	(86)
	328	213
Interest income on bank deposits	**(83)**	(41)
	245	172

4. Profit on disposal of long-term investments less impairment

	2005	2004
Profit on disposal of interests in jointly controlled entities (Note)	1,649	-
Profit on disposal of long-term investments	300	156
Impairment of long-term investments	(91)	(56)
	1,858	100

Note:
This includes a profit of HK$1,417 million on the disposal of the Group's investment in Asia Container Terminals Holdings Limited.

5. Profit before taxation

Profit before taxation is arrived at	2005	2004
after charging:		
Cost of properties sold	6,049	7,060
Cost of other inventories sold	955	849
Depreciation	771	616
and crediting:		
Dividend income from listed and unlisted investments	87	96
Interest income from listed and unlisted debt securities	314	363
Net realized and unrealized holding gain on marketable securities	154	37

6. Taxation

	2005	2004
Company and subsidiaries		
Current taxation		
Hong Kong profits tax	1,296	1,032
(Over)/under provision in prior years	(2)	19
	1,294	1,051
China income tax	13	5
	1,307	1,056
Deferred taxation		
Origination and reversal of temporary differences	236	53
Under provision in prior years	4	-
	240	53
	1,547	1,109
Share of taxation		
Associates	74	94
Jointly controlled entities	240	82
	1,861	1,285

Hong Kong profits tax is provided at the rate of 17.5 per cent (2004: 17.5 per cent) based on the estimated assessable profits for the year. China income tax is calculated at the rates applicable in China.

7. Earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of HK$10,371 million (2004: HK$6,923 million).

The basic earnings per share is based on the weighted average number of shares in issue during the year of 2,400,982,551 (2004: 2,400,917,592). The diluted earnings per share is based on 2,401,089,118 (2004: 2,400,961,425) shares which is the weighted average number of shares in issue during the year plus the weighted average number of 106,567 (2004: 43,833) shares deemed to be issued at no consideration if all outstanding options had been exercised.

8. New Hong Kong Financial Reporting Standards

For full convergence with International Financial Reporting Standards, the HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (collectively, "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 30 June 2005.

The Group has made a preliminary assessment of the impact of these new HKFRSs and has so far concluded that the adoption of Hong Kong Accounting Standard ("HKAS") 40 "Investment property", HK(SIC) Interpretation ("HK(SIC)-INT") 21 "Income taxes-recovery of revalued non-depreciable assets" and HK Interpretation ("HK-INT") 2 "The appropriate policies for hotel properties" will have a significant impact on the Group's financial statements.

HKAS 40 requires surpluses or deficits arising on the revaluation of investment properties to be recognized in the profit and loss account instead of property revaluation reserves. HK(SIC)-INT 21 requires the provision of deferred taxation on these surpluses or deficits to be calculated at applicable profits tax rates. If these new accounting standards had been adopted, the Group's profit attributable to shareholders for the year ended 30 June 2005 would have increased by approximately HK$7.6 billion, being the increase in fair value of the Group's investment properties during the year net of deferred taxation thereon. Furthermore, recognition of deferred taxation on the Group's cumulative property revaluation surpluses would have resulted in a reduction in the Group's net assets as at 30 June 2005 of approximately HK$3.5 billion (HK$2.6 billion as at 30 June 2004).

Under HK-INT 2 owner-operated hotel properties are stated at cost less accumulated depreciation and impairment losses, rather than at valuation. Adoption of this new accounting standard would have had the effect of reducing the Group's net assets as at 30 June 2005 and 30 June 2004 by approximately HK$2.6 billion and HK$2.3 billion, respectively, as a result of the reversal of hotel property revaluation surpluses and the recognition of cumulative depreciation on the Group's hotel properties. Under this new accounting treatment, the Group's profit attributable to shareholders for the year ended 30 June 2005 would have reduced by approximately HK$48 million, being the annual depreciation that would have been charged on the Group's hotel properties.

The Group is continuing its assessment of the impact of the other new HKFRSs on the Group's financial statements.

FINANCIAL REVIEW

Review of Results

Profit attributable to shareholders for the year ended 30 June 2005 was HK$10,371 million, an increase of 50% compared with HK$6,923 million for the previous year. Earnings per share also increased in the same proportion from HK$2.88 for the previous year to HK$4.32 for the year under review. The significant growth in profit was mainly due to higher property sales and development profit margin as well as exceptional profit arising on disposal of long-term investments mainly Asia Container Terminals Holdings Limited which contributed a profit of HK$1,417 million.

Financial Resources and Liquidity

(a) Net debt and gearing

The Group has a large equity base, with shareholders' funds as at 30 June 2005 increased to HK$150,152 million or HK$62.54 per share from HK$135,239 million or HK$56.33 per share at the previous year end. The increase of HK$14,913 million or 11% was primarily attributable to the net profit retained after dividend payments during the year and revaluation gain, based on independent professional valuations, of HK$9,155 million from the Group's investment property portfolio.

The Group's financial position remains strong with a low debt leverage and strong interest cover. Gearing ratio as at 30 June 2005, calculated on the basis of net debt to shareholders' funds, increased slightly to 11% from 9.4% at 30 June 2004. Interest cover, measured by the ratio of profit from operations to total net interest expenses including those capitalized, was 24.0 times compared to 29.4 times for the previous year.

As at 30 June 2005, the Group's gross borrowings totalled HK$23,066 million. Of these, HK$2,309 million related to the bank borrowings of the Group's subsidiary, Route 3 (CPS) Company Limited, which were secured by way of charges over its assets. All other borrowings of the Group are unsecured. Net debt, after deducting cash and bank deposits of HK$6,519 million, amounted to HK$16,547 million. The maturity profile of the Group's gross borrowings is set out as follows :

	30 June 2005 ***HK$ Million***	30 June 2004 *HK$ Million*
Repayable :		
Within one year	**1,605**	1,078
After one year but within two years	**4,045**	3,224
After two years but within five years	**17,266**	11,012
After five years	**150**	4,634
Total borrowings	**23,066**	19,948
Cash and bank deposits	**6,519**	7,207
Net debt	**16,547**	12,741

The Group has also secured substantial committed and undrawn banking facilities, most of which are arranged on a medium to long term basis, which will help minimize the refinancing risk of its debts and provide the Group with strong financing flexibility.

With ample committed banking facilities in place, continuous cash inflow from property sales and a solid base of recurrent income, the Group will have adequate financial resources for its capital and operational requirements.

(b) Treasury policies

All the Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 30 June 2005, about 88% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 12% through operating subsidiaries.

The Group's foreign exchange risk was minimal given its large asset base and operational cash flow primarily denominated in Hong Kong dollars. As at 30 June 2005, about 96% of the Group's borrowings were denominated in Hong Kong dollars, with the balance in US dollars mainly for the purpose of funding property projects in the Mainland.

The Group's borrowings are principally arranged on a floating rate basis. For the fixed rate notes issued by the Group, interest rate swaps have been used to convert them into floating rate debts. The use of financial derivative instruments is strictly controlled and solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group's policy not to enter into derivative transactions for speculative purposes.

As at 30 June 2005, the Group had outstanding interest rate swaps (to swap into floating rate debts) in the aggregate amount of HK$1,650 million and a currency swap (to hedge principal repayment of USD debt) in the amount of HK$234 million.

Charges of assets

As at 30 June 2005, certain bank deposits of the Group's subsidiary, SmarTone, in the aggregate amount of HK$328 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks. In addition, the assets of the Group's subsidiary, Route 3 (CPS) Company Limited, with an aggregate net book value of HK$5,230 million have been charged as collateral securities for its bank borrowings. Except for the above two charges of assets, all the Group's assets are unsecured.

Contingent liabilities

As at 30 June 2005, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$4,505 million (2004 : HK$4,857 million).

EMPLOYEES AND SHARE OPTION SCHEME

As of 30 June 2005, the Group had about 23,000 employees. Employees receive competitive remuneration packages that are constantly monitored in relation to the market, with incentives such as discretionary bonuses and other merit payments to reward employees based on individual performance. The Group provides a comprehensive benefit package and career development opportunities, including retirement schemes, medical benefits, and both internal and external training appropriate to each individual's requirements.

The Company has a share option scheme under which the Company may grant options to eligible employees to subscribe for shares in the Company. As at 30 June 2005, the number of shares in respect of which options had been granted and remained outstanding was 1,842,000. During the financial year, options were exercised to subscribe for 96,000 shares in the Company at the exercised price of HK$70.00. No share options were granted during the year ended 30 June 2005.

DIVIDEND

The Directors have decided to recommend the payment of a final dividend of HK$1.50 per share in respect of the year ended 30 June 2005. The proposed final dividend, together with interim dividend of HK$0.70 per share paid on 29 March 2005, will make a total distribution of HK$2.20 per share for the year. The proposed final dividend, if approved at the forthcoming Annual General Meeting, will be payable in cash on 9 December 2005 to the shareholders on the Register of Members as at 8 December 2005.

ANNUAL GENERAL MEETING

The 2005 Annual General Meeting of the Company will be held on Thursday, 8 December 2005 and the Notice of Annual General Meeting will be published and despatched in the manner as required by the Listing Rules in due course.

CLOSING OF REGISTER OF MEMBERS

The Register of Members will be closed from Thursday, 1 December 2005 to Thursday, 8 December 2005 (both days inclusive). In order to establish entitlements to the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Wednesday, 30 November 2005.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the year ended 30 June 2005. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the period.

AUDIT COMMITTEE

The annual results for the year have been reviewed by the Audit Committee of the Company. The Group's consolidated financial statements have been audited by the Company's auditors, Deloitte Touche Tohmatsu, and they have issued an unqualified opinion.

CODE OF CORPORATE GOVERNANCE PRACTICES

Despite the relevant disclosure requirement towards the extent of compliance of the Corporate Governance Code as laid down in Appendix 14 of the Listing Rules has not yet taken effect on the Company with its financial year ended 30 June 2005, the Company nevertheless has initiated its best endeavours to have complied with most Code provisions, which details are stated in our forthcoming annual report.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") will be published on the Stock Exchange's website and the Group's website www.shkp.com in due course. Printed copies will be sent to shareholders before the end of October 2005.

By Order of the Board
Lai Ho-kai, Ernest
Company Secretary

Hong Kong, 15 September 2005

As at the date of this announcement, the Board of Directors comprises of eight Executive Directors, being KWOK Ping-sheung, Walter, KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; six Non-Executive Directors, being LEE Shau-kee, WOO Po-shing, LI Ka-cheung, Eric, KWAN Cheuk-yin, William, LO Chiu-chun, Clement and LAW King-wan; and four Independent Non-Executive Directors, being CHUNG Sze-yuen, FUNG Kwok-king, Victor, YIP Dicky Peter and WONG Yue-chim, Richard.